

Mail Stop 3561

January 7, 2009

By Facsimile and U.S. Mail

Mr. David M. Rainey
President and Chief Financial Officer
Debt Resolve, Inc.
707 Westchester Avenue, Suite L7
White Plains, New York 10604

> **Re:** **Debt Resolve, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed April 16, 2008**
> **Form 10-Q for the six month period ended June 30, 2008**
> **Filed August 18, 2008**
> **File No. 011-33110**

Dear Mr. Rainey:

We issued comments to you on the above captioned filings on November 5, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 23, 2009, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by January 23, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Scott Stringer at 202-551-3254 or me at (202) 551-3377 if you have any questions.

Sincerely,

Andrew Mew
Accounting Branch Chief